SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                 FORM 12b-25

                            Commission File Number   0-10690
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                          NOTIFICATION OF LATE FILING

(Check One):  [X]Form 10-KSB  [ ]Form 11-K  [ ]Form 20-F  [ ]Form 10-QSB
              [ ]Form N-SAR

                 For Period Ended:  DECEMBER 31, 2003
                                    -----------------

                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR

                 For the Transition Period Ended:
                                                  ---------------------------

 READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE.

   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                       PART I - REGISTRANT INFORMATION

                         Science Dynamics Corporation
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                            Full name of registrant

                                      n/a
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                           Former name if applicable

                         7150 N.Park Drive, Suite 500
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              Address of principal executive office (STREET AND NUMBER)

                             Pennsauken, NJ 08109
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                            City, state and zip code



                        PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     (a)   |   The reasons described in reasonable detail in Part III of this
           |   form could not be eliminated without unreasonable effort or
           |   expense;
           |
[x]  (b)   |   The subject annual report, semi-annual report, transition
           |   report on Form 10-K, 20-F, 11-K, or Form N-SAR, or portion
           |   thereof will be filed on or before the 15th calendar day
           |   following the prescribed due date; or the subject quarterly
           |   report or transition report on Form 10-Q, or portion thereof
           |   will be filed on or before the fifth calendar day following the
           |   prescribed due date; and
           |
     (c)   |   The accountant's statement or other exhibit required by Rule
           |   12b-25(c) has been attached if applicable.

                             PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)


The compilation, dissemination and review of the information required to be presented in the Form 10-KSB for the relevant fiscal year has imposed time constraints that have rendered timely filing of the Form 10-KSB impracticable without undue hardship and expense to the registrant. The registrant undertakes the responsibility to file such annual report no later than fifteen days after its original date.



                         PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           Alan C. Bashforth                   856                910-1166
         --------------------------     -----------        ------------------
                  (Name)                (Area Code)        (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                [x] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                [X] Yes  [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company experienced significant changes in Sales results and operating losses since the corresponding period for the last fiscal year. The Company's net sales increased to approximately $4,108,510 for the year ended December 31, 2003, compared to 975,473 for the year ended December 31, 2002. As a result, the Company realized net losses of approximately 282,167 for the year ended December 31, 2003, compared with losses of 2,771,090 for the year ended December 31, 2002. These amounts represent approximately a four fold increase in net sales of the Company and a reduction of net losses of approximately 90%.

During 2003 Executive changes occurred. Ms Joy Hartman resigned as CFO and remains available to the company on an as and when need consultancy basis. Mr Paul Burgess joined the company on March 1st as COO.

Further information and final figures will be disclosed in the Company's 10-KSB filing due within the next 15 days.


                             Science Dynamics Corporation
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: March 30, 2004                       By: /s/ Alan C. Bashforth
      --------------                       ---------------------------
                                           Alan C. Bashforth
                                           President/CEO/Acting CFO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.